Filed by The Chiba Kogyo Bank, Ltd.

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Companies: The Chiba Bank, Ltd. (File Number: 132-02879)

and The Chiba Kogyo Bank, Ltd. (File Number: 132-02880)

Dated September 30, 2026

September 30, 2026

To whom it may concern:

Company Name	The Chiba Bank, Ltd.
Name of Representative	Tsutomu Yonemoto, President and Group Chief Executive Officer (CEO)
(Securities code: 8331; Tokyo Stock Exchange, Prime Market)
Company Name	The Chiba Kogyo Bank, Ltd.
Name of Representative	Hitoshi Umeda, President (CEO) and Representative Director
(Securities code: 8337; Tokyo Stock Exchange, Prime Market)

Preparation of Share Transfer Plan for Establishment of Joint Holding Company (Joint Share Transfer)

Between The Chiba Bank, Ltd. and The Chiba Kogyo Bank, Ltd.

Based on the Management Consolidation Agreement entered into between The Chiba Bank, Ltd. (President and Group Chief Executive Officer (CEO): Tsutomu Yonemoto; “Chiba Bank”) and The Chiba Kogyo Bank, Ltd. (President (CEO) and Representative Director: Hitoshi Umeda; “Chiba Kogyo Bank”) (Chiba Bank and Chiba Kogyo Bank are hereinafter collectively referred to as the “Banks”) dated as of March 25, 2026 (the “Management Consolidation Agreement”), the Banks plan to establish a company named “Chiba Financial Group, Inc.” (the “Joint Holding Company”) as the wholly owning parent company of the Banks through a joint share transfer (the “Share Transfer”) effective as of April 1, 2027 (the “Effective Date”), subject to obtaining approval at the respective shareholders meetings of the Banks and authorizations and other permissions by relevant authorities.

At their respective boards of directors meetings held today, the Banks resolved to jointly prepare the share transfer plan (the “Share Transfer Plan”) pertaining to the Share Transfer, which includes the candidates for directors at incorporation of the Joint Holding Company. Accordingly, the Banks hereby announce as follows.

Details

1.	Outline of the Share Transfer Plan

The outline of the Share Transfer Plan has not changed from the press release entitled “Execution of Definitive Agreement regarding Establishment of Joint Holding Company (Joint Share Transfer) Between The Chiba Bank, Ltd. and The Chiba Kogyo Bank, Ltd.” dated March 25, 2026, except for the matters described in 2. and 3. below.

2.	The Joint Holding Company’s representatives and officers expected to assume office

The representatives and officers expected to assume office at incorporation of the Joint Holding Company (scheduled for April 1, 2027) under the Share Transfer Plan are as follows:

Title and Name (Current Position)
Director and President (Representative Director)	Tsutomu Yonemoto	(Present Director, President, and Group Chief Executive Officer (CEO) of Chiba Bank)
Director and Vice President (Representative Director)	Hitoshi Umeda	(Present Director, President (CEO), and Representative Director of Chiba Kogyo Bank)
Director	Shinichi Ito	(Present Managing Executive Officer of Chiba Bank)
Director	Taro Kanzawa	(Present Managing Executive Officer of Chiba Bank.)
Outside Director (Chairperson of the Board of Directors)	Takahide Kiuchi	(Present Outside Director of Chiba Bank)
Outside Director (Chairperson of the Nomination, Remuneration and Corporate Advisory Committee)	Akira Takai	(Present Chief Analyst, Equity Research Department, Daiwa Securities Co. Ltd.)
Director (Chairperson of the Audit and Supervisory Committee) (full-time)	Masayasu Ono	(Present Director and Senior Managing Executive Officer of Chiba Bank)
Outside Director (Member of the Audit and Supervisory Committee)	Mana Nabeshima	(Present Outside Director of Chiba Bank)
Outside Director (Member of the Audit and Supervisory Committee)	Naoko Mizukoshi	(Present Outside Director of Chiba Bank)
Outside Director (Member of the Audit and Supervisory Committee)	Yumiko Kinoshita	(Present Outside Director of Chiba Kogyo Bank)

(Note 1)

Among the directors, Takahide Kiuchi, Akira Takai, Mana Nabeshima, Naoko Mizukoshi, and Yumiko Kinoshita are expected to qualify as Outside Directors as defined in Article 2, Item 15 of the Companies Act of Japan. In addition, the Joint Holding Company intends to designate Takahide Kiuchi, Akira Takai, Mana Nabeshima, Naoko Mizukoshi, and Yumiko Kinoshita as Independent Directors pursuant to the rules of the Tokyo Stock Exchange and to file the required notification with the Tokyo Stock Exchange.

(Note 2)	The name of Mana Nabeshima, Outside Director and Member of the Audit and Supervisory Committee, as recorded in her family register (koseki), is Mana Tokoi.

(Note 3)	The name of Naoko Mizukoshi, Outside Director and Member of the Audit and Supervisory Committee, as recorded in her family register (koseki), is Naoko Suzuki.

3.	Overview of the companies involved in the Share Transfer

The overview of the companies involved in the Share Transfer as of March 31, 2026 (where otherwise noted, as of such noted date) is as follows.

(1)	Corporate profiles (as of March 31, 2026, except as otherwise noted)

Name	Chiba Bank	Chiba Kogyo Bank
Address	1-2 Chiba-minato, Chuo-ku, Chiba City, Chiba	1-2, Saiwaicho 2-chome, Mihama-ku, Chiba City, Chiba
Name and title of representative	Tsutomu Yonemoto, President and Group Chief Executive Officer (CEO)	Hitoshi Umeda, President (CEO) and Representative Director
Description of Business	Ordinary banking services	Ordinary banking services
Amount of stated capital	145.0 billion yen	62.1 billion yen
Date of incorporation	March 31, 1943	January 18, 1952
Number of issued shares	775,521,087 shares

62,222,045 shares of common stock

1,500,000 shares of class 2 preferred stock

301,000 shares of 2nd series of class 6 preferred stock

4,733 shares of 2nd series of class 7 preferred stock

(As of June 30, 2026)

Fiscal year end	March 31	March 31
Total assets (consolidated)	21,211.7 billion yen	3,396.6 billion yen
Net assets (consolidated)	1,257.3 billion yen	192.8 billion yen
Deposits (non-consolidated)	16,851.4 billion yen	3,045.9 billion yen
Loan balance (non-consolidated)	14,147.7 billion yen	2,515.2 billion yen
Number of employees (consolidated)	4,377 people	1,307 people

Number of locations (including branch offices)	186 domestic offices, 4 overseas branches and 2 overseas representative offices		80 domestic branches and 2 Loan Plazas
Major shareholders and shareholding ratios	The Master Trust Bank of Japan, Ltd. (Trust account)	14.13%	Chiba Bank	19.12%
	Custody Bank of Japan, Ltd. (Trust account)	4.82%	Mizuho Bank, Ltd.	14.54%
	Nippon Life Insurance Company	3.85%	The Master Trust Bank of Japan, Ltd. (Trust account)	7.22%
	STATE STREET BANK AND TRUST COMPANY 505001 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	3.31%	Custody Bank of Japan, Ltd. (Trust account E)	3.31%
	STATE STREET BANK AND TRUST COMPANY 505223 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	2.92%	GOLDMAN SACHS INTERNATIONAL (Standing proxy: Goldman Sachs Japan Co., Ltd.)	2.43%
	Sumitomo Life Insurance Company	2.62%	Sakamoto Feeds Co., Ltd.	2.04%
	Meiji Yasuda Life Insurance Company	2.55%	BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE-AC) (Standing proxy: MUFG Bank, Ltd.)	2.02%
	Daiichi Life Insurance Co., Ltd.	2.06%	Meiji Yasuda Life Insurance Company	1.90%
	JP MORGAN CHASE BANK 385781 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	1.84%	Chiba Kogyo Bank Employee Ownership	1.83%
	Sompo Japan Insurance Inc.	1.71%	Custody Bank of Japan, Ltd. (Trust account)	1.79%

Relationship between the parties	Capital relationship

Chiba Bank holds 11,812,000 shares of Chiba Kogyo Bank (19.12% of the total number of issued shares (excluding treasury shares)).

In addition, Chibagin Securities Co., Ltd., a wholly owned subsidiary of Chiba Bank, holds 22,520 shares of Chiba Kogyo Bank (0.03% of the total number of issued shares (excluding treasury shares)).

	Personnel relationship	None
	Business relationship	None
	Status as related party	None

(2)	Business results and financial conditions for the past three years (Unit: billions of yen, except as otherwise noted)

	Chiba Bank			Chiba Kogyo Bank
Fiscal year	Ended March 31, 2024	Ended March 31, 2025	Ended March 31, 2026	Ended March 31, 2024	Ended March 31, 2025	Ended March 31, 2026
Net assets (consolidated)	1,181.5	1,145.1	1,257.3	187.2	174.7	192.8
Total assets (consolidated)	21,308.7	21,631.2	21,211.7	3,229.2	3,246.8	3,396.6
Net assets per share (yen) (consolidated)	1,651.46	1,618.89	1,801.69	2,279.01	2,247.32	2,672.75
Ordinary income (consolidated)	310.7	362.1	445.0	54.5	56.9	68.8
Gross business profits (non-consolidated)	168.2	186.5	216.2	35.8	32.3	35.8
Net business income (non-consolidated)	83.1	94.6	116.8	11.1	7.0	8.9
Core net business income (non-consolidated)	88.9	103.4	138.5	14.9	12.2	13.7
Ordinary profit (consolidated)	90.2	107.5	138.8	10.2	10.6	12.7
Profit attributable to owners of parent (consolidated)	62.4	74.2	94.0	7.4	7.4	8.6
Profit per share (yen) (consolidated)	86.53	104.17	133.75	112.62	116.49	137.52

Dividend per share (yen)	32.00	40.00	52.00	Common stock 10.00 Class 2 Preferred Stock 104.00 2nd Series of Class 6 Preferred Stock 300.00 1st Series of Class 7 Preferred Stock 900.00 2nd Series of Class 7 Preferred Stock 9,000.00	Common stock 10.00 Class 2 Preferred Stock 104.00 2nd Series of Class 6 Preferred Stock 300.00 1st Series of Class 7 Preferred Stock 900.00 2nd Series of Class 7 Preferred Stock 9,000.00	Common stock 10.00 Class 2 Preferred Stock 104.00 2nd Series of Class 6 Preferred Stock 300.00 1st Series of Class 7 Preferred Stock 900.00 2nd Series of Class 7 Preferred Stock 9,000.00

End

Contact details for inquiries regarding this matter

Chiba Bank

Corporate Planning Division	Ph: +81-43-245-1111

Chiba Kogyo Bank

Management Planning Division	Ph: +81-43-243-2111

Regarding the U.S. Securities Act

If the Share Transfer is executed, the Banks plan to file a Form F-4 registration statement (“Form F-4”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the Share Transfer. If a Form F-4 is filed, the Form F-4 will include a prospectus and other documents. If a Form F-4 is filed and becomes effective, the prospectus filed as part of the Form F-4 will be sent to U.S. shareholders of the Banks before the date of the shareholders meetings at which the Share Transfer will be voted upon. The Form F-4 and prospectus will, if the Form F-4 is filed, contain material information, including information about the Banks, the Share Transfer, and other related information. U.S. shareholders to whom the prospectus is distributed are requested to carefully read the Form F-4, prospectus, and other documents that are planned to be filed with the SEC in connection with the Share Transfer before exercising voting rights in relation to the Share Transfer at the relevant bank’s shareholders meeting. All documents filed with the SEC in connection with the Share Transfer will be made available, free of charge, on the SEC’s website (www.sec.gov) after they are filed. These documents will be provided free of charge upon request. Requests for delivery may be made using the contact information stated on the preceding page.

Cautionary Statement Concerning Forward-Looking Statements

This document contains forward-looking statements regarding a management consolidation between the Banks and its outcome. These forward-looking statements are presented using the words “anticipate,” “aim,” “will,” “risk,” “might,” and other similar expressions or by descriptions regarding strategies, goals, plans, intentions, or the like. A number of factors might cause the Banks’ actual respective business performances to differ materially from the forward-looking statements contained herein.

The Banks do not bear any obligation to update and publicly announce any forward-looking statements after the date of this document. Investors are requested to refer to any further disclosures made by the Banks (or the post-management consolidation group) in public announcements in Japan and SEC filings.

Examples of risks, uncertainties, and other factors indicated above include, but are not limited to, those set out below.

- Failure to obtain the necessary shareholder meeting approval for the Share Transfer

- Failure to obtain the necessary permits and approvals for the Share Transfer, or failure to fulfill other terms and conditions for the execution of the Share Transfer

- Impact of changes in laws, accounting standards, or the business environment applicable to the Banks

- Challenges in implementing the business strategies of the Banks

- Impact of changes in general economic or industry conditions, including financial market instability

- Other risks related to the execution of the Share Transfer